Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

FOIA Confidential Treatment Request

The entity requesting confidential treatment is:

Cullinan Oncology, LLC

One Main Street, Suite 520

Cambridge, MA 02142

Attn: Owen Hughes, Chief Executive Officer

Telephone: (617) 410-4650

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED THEREIN WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR AND FEDERAL EXPRESS

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Vanessa Robertson

Laura Crotty

Kevin Vaughn

Suzanne Hayes

Re:	Cullinan Oncology, LLC

Registration Statement on Form S-1

File No. 333-251512

Dear Ms. Crotty:

Rule 83 Confidential Treatment Request by Cullinan Oncology, LLC

This letter is being provided on behalf of Cullinan Oncology, LLC, a Delaware limited liability LLC (the “LLC”), with respect to the LLC’s Registration Statement on Form S-1 (File No. 333-251512) (as amended, the “Registration Statement”), that was initially publicly filed with the Securities and Exchange Commission (the “Commission”) on December 18, 2020. Reference is also made to Comment No. 6 in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Commission in its letter dated November 30, 2020 addressed to Owen Hughes, the Chief Executive Officer of the LLC, with respect to the initial draft of the Registration Statement confidentially submitted on November 2, 2020.

CONFIDENTIAL TREATMENT REQUESTED

BY CULLINAN ONCOLOGY, LLC

To assist the Staff in its evaluation of equity compensation disclosures and certain other matters in the Registration Statement, the LLC advises the Staff that, considering information currently available and current market conditions based in part on input received from its underwriters, the LLC currently estimates a price range of $[***] to $[***] per share for the initial public offering (“IPO”) of the Corporation’s Common Stock, $0.0001 par value per share (after given effect to the Reorganization and LLC Merger, which is referred to in the Registration Statement as “common stock”), as further outlined below.

As described beginning on page 94 of the Registration Statement, in connection with the IPO, the LLC will contribute all of the stock it owns of each of Cullinan Apollo Corp., Cullinan Florentine Corp., Cullinan Amber Corp., Cullinan Pearl Corp., and Cullinan MICA Corp., (collectively, the “Asset Subsidiaries”) to its wholly-owned subsidiary, Cullinan Management, Inc. (the “Corporation”) in exchange for common stock of the Corporation that will result in the Asset Subsidiaries becoming partially-owned subsidiaries of the Corporation (the “Reorganization”). Following this contribution and prior to the completion of the IPO, the LLC will merge with and into the Corporation, with the Corporation being the surviving entity of such merger (the “LLC Merger”). As part of the LLC Merger, by operation of law, the Corporation will acquire all assets of the LLC and assume all of its liabilities and obligations. As part of the LLC Merger, the holders of existing units in the LLC will exchange those units for corresponding shares of capital stock of the Corporation, after which those holders will have received 100% of the outstanding capital stock of the Corporation as of immediately prior to the completion of the IPO. The capital stock of the Corporation will be allocated to the holders of existing units in the LLC pursuant to the terms and conditions of the merger agreement by and between the Corporation and the LLC and the distribution provisions of the Third Amended and Restated Limited Liability Agreement (the “LLC Agreement”) of the LLC.

In connection with the LLC Merger, each outstanding unit of the LLC, which is currently comprised of non-voting incentive units, options to purchase common units, common units and preferred units of the LLC, will be canceled and converted into shares of the common stock, restricted common stock, options to purchase common stock and preferred stock of the Corporation. Following the LLC Merger, and prior to the consummation of the IPO, all outstanding preferred stock of the Corporation will automatically be converted on a 1-for-1 basis into common stock of the Corporation.

Confidential Treatment Request

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the LLC’s request for confidential treatment for selected portions of this letter. The LLC has concurrently filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the LLC’s letter to the Office of Freedom of Information and Privacy Act Operations.

We confirm on behalf of the LLC that, prior to circulating copies of the preliminary prospectus in connection with the offering, the LLC will file a pre-effective amendment to the Registration Statement that will include the actual price range that complies with the Staff’s interpretation regarding the parameters of a bona fide price range.

CONFIDENTIAL TREATMENT REQUESTED

BY CULLINAN ONCOLOGY, LLC

The LLC expects to reflect the Reverse Stock Split in a pre-effective amendment to the Registration Statement that includes the estimated Preliminary Price Range; however, all dollar amounts and per share amounts in this letter are pre-Reverse Stock Split, and therefore, consistent with the Registration Statement. Cullinan Oncology, LLC respectfully requests that the bracketed information contained in this letter be treated as confidential information and that the Commission provide timely notice to Jeffrey Trigilio, Chief Financial Officer, Cullinan Oncology, LLC, One Main Street, Suite 520 Cambridge, MA 02142, before it permits any disclosure of the bracketed information in this letter.

For the convenience of the Staff, we have recited the prior comment from the Staff in the Original Comment Letter in italicized type and have followed the comment with the LLC’s response.

6.    Once you have an estimated offering price or range, please explain to us how you determined the fair value of the units underlying your equity issuances and the reasons for any differences between the recent valuations of your units leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The LLC respectfully submits the below additional information to assist the Staff in its review of the LLC’s position with respect to its determination of the fair value of its common units underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its common units and the estimated offering price for its IPO.

Preliminary IPO Price Range

The LLC advises the Staff that it estimates a preliminary price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its IPO, before giving effect to a reverse stock split that the LLC plans to implement prior to effectiveness of the Registration Statement (the “Stock Split”) resulting in a midpoint of the Preliminary Price Range of $[***] per share (the “Midpoint Price”). The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the LLC’s control. However, the LLC believes that the foregoing indicative price range will not be subject to significant change.

Determining the Fair Value of Common Units Prior to the IPO

As there has been no public market for the LLC’s common stock to date, the estimated fair value of its common units has been determined by the LLC’s board of directors (the “Board”) as of the date of each option grant, with input from management, considering the LLC’s most recent third-

CONFIDENTIAL TREATMENT REQUESTED

BY CULLINAN ONCOLOGY, LLC

party valuations of its common units and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant.

The LLC issued non-voting incentive units in March, August, and November 2017 and February 2018 to employees that joined after it began substantive operations in 2017, following its Series A preferred stock financing. At that time, the Board determined the fair market value of its common units was $0.0001 based on the review and consideration of the LLC’s nascent operations, its capitalization structure, which provided liquidation preference rights to the holders of Series Seed preferred units and Series A preferred units, and its research & development programs, each of which were in the pre-clinical stage of development. From February 2018 to October 2020, the LLC provided equity compensation to employees only in the form of equity grants directly in the LLC’s Asset Subsidiaries and did not issue any incentive units, common units or options until the October 29, 2020 grant described below. Hence, only third party valuations for the common stock of its Asset Subsidiaries, and not the LLC, were prepared prior to March 2, 2020, when the LLC closed its Series B financing.

Following the completion of its Series B financing on March 2, 2020, the LLC prepared its first third-party valuation of its common units (the “March 2020 Valuation”), and then prepared subsequent valuations as of September 15, 2020 (the “September 2020 Valuation”), retrospectively as of October 30, 2020 (the “October 2020 Valuation”), and December 16, 2020 (the “December 2020 Valuation” and collectively with the March, September, and October 2020 Valuations, the “2020 Valuations”). The third-party 2020 Valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-LLC Equity Securities Issued as Compensation (the “Practice Guide”).

The LLC accounts for equity-based compensation in accordance with ASC 718, Compensation-Stock Compensation (“ASC 718”). In accordance with ASC 718, the LLC measures compensation cost at estimated fair value and includes it as compensation expense over the vesting period during which service is provided in exchange for the award. The Board has estimated the fair value of the common units at various grant dates, with input from management, considering the LLC’s most recently available third-party valuations of the common units and the Board’s assessment of additional objective and subjective factors that it believed were relevant to the estimated fair value.

The LLC used a Black-Scholes option pricing model to determine fair value of the stock options. The Black-Scholes option pricing model includes various assumptions, including the fair value of common units, expected life of stock options, the expected volatility and the expected risk-free interest rate.

The LLC’s determinations of the fair value of the common units were performed using methodologies, approaches and assumptions consistent with the Practice Guide. In accordance with the Practice Guide, the LLC considered the following methods for allocating the enterprise value across its classes and series of units to determine the estimated fair value of options to purchase it common units at each valuation date.

CONFIDENTIAL TREATMENT REQUESTED

BY CULLINAN ONCOLOGY, LLC

•

Option Pricing Method (“OPM”). The OPM estimates the value of the common equity of the LLC by treating the rights of the holders of common equity as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of the LLC’s preferred units, as well as their rights to participation in a future financing. Thus, the value of the common units can be determined by estimating the value of its portion of each of these call option rights. Consequently, the common unit has value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event.

•

Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value per unit based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by the LLC, as well as the economic and control rights of each unit class.

•

Hybrid Method. The Hybrid Method is a hybrid between the PWERM and OPM, estimating the probability-weighted value across multiple scenarios, but using the OPM to estimate the allocation of value within one or more of those scenarios. Weighting allocations are assigned to the OPM and PWERM methods factoring possible future liquidity events.

Additionally, as the options to purchase common units represent an option to purchase a security that is currently not marketable, an adjustment to the preliminary value estimates must be made to account for the lack of liquidity that a holder may experience. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

The March 2020 Valuation was prepared using a market approach to estimate our enterprise value and the OPM to allocate the equity value to the respective unit classes. The LLC’s management engaged a third party valuation firm (the “Valuation Firm”) to prepare the valuation to support the fair value determination by the LLC’s Board of any common units that would potentially be granted to (1) current employees that had anti-dilution provisions in their offer letters, or (2) new hires. The Valuation Firm concluded the fair value of a common unit was $0.52 per unit. Ultimately, the LLC did not grant any awards between March 2020 and September 2020 and therefore did not rely on this valuation assessment to determine fair value.

In September 2020, management began exploring the possibility of an IPO. To account for this possibility, the Valuation Firm utilized the hybrid method described above and incorporated an IPO scenario in the PWERM. The key assumptions for the IPO scenario were (1) a 1.2x step-up in valuation from the $240 million Series B post money to a $291 million pre-money IPO equity value, and (2) a transaction occurring in the first half of 2021. The Valuation Firm then determined the present value using a discount rate based on the LLC’s stage of development and further applied a 10% DLOM to account for the lack of liquidity given that the LLC was privately held. Based on these assumptions, the Valuation Firm concluded that the fair value of a common unit in the IPO scenario was $1.45 per unit.

CONFIDENTIAL TREATMENT REQUESTED

BY CULLINAN ONCOLOGY, LLC

Under the PWERM M&A scenario, the Valuation Firm used the OPM described above. Starting with the LLC’s March 2020 equity valuation, the Valuation Firm analyzed developments in the LLC’s capitalization, R&D expenditures, status of programs, and market conditions from March 2020 to September 2020. The Valuation Firm assumed increases in equity value based on returns on R&D expenditures at rates consistent with expected return on investment for the LLC’s investors, offset by a decrease in equity value from the failure and termination of the LLC’s lead program, VK-2019, in June 2020. Based on that adjusted equity value, the OPM indicated there was $57.5 million of value beyond the liquidity preferences in an M&A scenario, which implied an incentive unit hurdle price of $0.52 per unit in the M&A scenario.

As indicated in the table below, the September 2020 Valuation probability weighted the IPO and M&A scenarios based on the LLC’s assessment of its development pipeline and market conditions at that time.

	IPO Scenario		Sale Scenario
Valuation Date	Probability Weighting	Fair Value	Probability Weighting	Fair Value	Indicated Fair Value per Unit of Common Units
September 15, 2020	10.0%	$1.45	90.0%	$0.52	$0.61

Based on discussions with management, the Valuation Firm assigned a 10% probability of IPO because at that time, the LLC was well capitalized with approximately two years of cash runway and was contemplating a broad range of financing and execution options. Several IPO-path actions had not occurred, such as the formal engagement of underwriters (including the successful completion of their diligence and research analyst vetting processes), the completion of a PCAOB audit of two years of historical financial information, or an “Organizational” meeting for the proposed IPO.

In October 2020, in connection with the Reorganization, the LLC adopted the 2020 Unit Option and Grant Plan, or the 2020 Unit Plan, reserving 36,972,854 million common units for issuance pursuant to the 2020 Unit Plan. The intended purposes of these common units were to (a) provide the required equity pursuant to anti-dilution provisions in agreements with certain employees, directors and consultants, triggered by the LLC’s Series B financing in March 2020; (b) grant equity to recently hired individuals in accordance with their offer letters and per standard practices; and (c) compensate employees for exchanging their shares of restricted stock in the Asset Subsidiaries, with the exception of Cullinan MICA Corp. and Cullinan Apollo Corp. (employees owned no equity in Cullinan MICA Corp; the LLC intends to dissolve Cullinan Apollo Corp. shortly after the closing of the IPO). On October 29, 2020, the LLC’s Board issued 32,493,491 options to purchase the LLC’s common units to certain employees, directors, and consultants and, following the requisite approval if its members on November 4, 2020, issued 2,254,231 restricted common units. The Board relied, in part, on the results of the September 2020 Valuation in its determination of the fair value of common units of $0.61 per unit.

CONFIDENTIAL TREATMENT REQUESTED

BY CULLINAN ONCOLOGY, LLC

Management continued to explore financing alternatives, including both private and public options, through October and November 2020. During that time, the LLC selected underwriters, completed diligence with them and their research analysts, drafted an S-1 registration statement, and completed a PCAOB audit of its 2018 and 2019 financials. These efforts culminated in a confidential submission of the Registration Statement on November 2, 2020. In late November 2020, a healthcare-focused institutional investment fund, Foresite Capital (“Foresite”), discussed with management its interest in leading a Series C preferred unit financing (the “Series C Financing”). On November 25, 2020, following initial diligence and negotiations, Foresite executed a term sheet with management indicating their interest in purchasing $35 million in a Series C Financing at a pre-money equity valuation of $350 million, or $1.97 per preferred unit. The Series C Financing ultimately closed on December 16, 2020.

During that period, public market conditions also strengthened considerably for biotech issuers. From September 15, 2020 through December 15, 2020, the NASDAQ Biotech Index appreciated 13% and approximately 20 biotech companies went public. Given these developments, as well as the Series C Financing, management engaged the Valuation Firm to prepare the retrospective October 2020 Valuation report. The Valuation Firm reassessed key assumptions in its hybrid methodology, including the timing and the probability of the LLC’s IPO. Given the LLC’s rapid progress toward an IPO during October, as well as the evolving market conditions, the Valuation Firm increased the probability of an IPO to 50% as of October 30th and assumed a more rapid timeline with execution of the IPO occurring in the first quarter of 2021. Also, the Valuation Firm (a) assumed a higher $340 million pre-money equity value due to the addition of eight oncology IPOs executed from September 15 to October 29 with an average pre-money valuation of $500 million, and (b) reduced the DLOM from 10% to 5.8% given the company was approaching a confidential filing on November 2, 2020. These changes, as well as a roll forward in the LLC’s financial information, increased the probability weighted fair value of a common unit from $0.61 as of September 15, 2020 to $1.16 as of October 30, 2020.

	IPO Scenario		Sale Scenario
Valuation Date	Probability Weighting	Fair Value	Probability Weighting	Fair Value	Indicated Fair Value per Unit of Common Units
October 30, 2020	50.0%	$1.85	50.0%	$0.48	$1.16

In connection with the Series C Financing, management also engaged the Valuation Firm to prepare the December 2020 Valuation. Similar to the September 2020 Valuation, the Valuation Firm used a hybrid method, utilizing both a PWERM and an OPM. For the PWERM IPO scenario, the Valuation Firm assumed a 1.2x step up from the Series C Financing to the IPO based on input from management and its underwriters, as well as the automatic trigger for preferred conversion into common stock that was included in the Series C Financing term sheet. Based on the Series C Financing price of $1.97 per unit, the 1.2x step-up implied a price per unit of $2.36 at IPO. The Valuation Firm then applied a 3.3% DLOM and adjusted for present value to arrive at Fair Value of $2.25 per common unit in the IPO scenario. The Valuation Firm also conducted the OPM, consistent with the September 2020 Valuation, updating it for the Series C

CONFIDENTIAL TREATMENT REQUESTED

BY CULLINAN ONCOLOGY, LLC

preferred class and lowering its probability given the LLC’s progress on the IPO. The OPM fundamentally relies on market values, in this case adjusting inputs such that the Series C tranche’s modeled value aligns with its actual price of $1.97 per unit.

	IPO Scenario		Sale Scenario
Valuation Date	Probability Weighting	Fair Value	Probability Weighting	Fair Value	Indicated Fair Value per Unit of Common Units
December 16, 2020	75.0%	$2.25	25.0%	$0.16	$1.72

The Valuation Firm assigned a 75% probability of IPO because at that time the LLC had already filed its initial confidential Registration Statement as well as an amendment to the Registration Statement and had responded to initial comments to the Registration Statement received from the Staff.

To facilitate the Staff’s review, we have included the table below, which is a complete list of all grants of common units made from October 2020 through the date of this letter.

Grant Date	Number of Common Units Granted	Fair Value per Common Unit as of Grant Date	Retrospective Fair Value per Common Unit as of October 30	Range of Shares of Common Stock issued per Common Unit in Reorganization at Assumed Equity Valuation of $[***] to $[***]
October 29, 2020	32,493,491	$0.61	$1.16	[***] -[***]
November 4, 2020	2,254,231	$0.61	$1.16	[***] -[***]

The LLC respectfully submits that the difference between the fair value of its common units as of December 16, 2020 of $1.72 per unit, which does not reflect the anticipated Stock Split, and the Preliminary Price Range of $[***] to $[***] per share is the result of the factors above and the following factors:

•

Feedback from potential IPO investors provided to the LLC’s underwriters following the “testing the waters” meetings that occurred between November 23, 2020 and December 15, 2020, which feedback was provided subsequent to execution of the term sheet with Foresite for the Series C Financing providing for a valuation of $1.97 per preferred unit.

•	The methodology for determining the March 2020, September 2020, retrospective October 2020 and December 2020 valuations incorporated multiple liquidity scenarios, not all of

CONFIDENTIAL TREATMENT REQUESTED

BY CULLINAN ONCOLOGY, LLC

which allocate value to the LLC’s members on a fully diluted, as-converted to common stock basis. The Preliminary Assumed IPO Price assumes with 100% probability that the LLC completes an IPO, in connection with which the Reorganization will take place and all of the LLC’s convertible preferred units will be converted into common stock of the Corporation. This factor is significant because the holders of the LLC’s preferred units currently enjoy substantial economic rights and preferences over the holders of the LLC’s common units, including (i) the right to receive dividends prior to any dividends declared or paid on any units of the LLC’s common units and (ii) liquidation payments in preference to holders of the LLC’s common units. The Preliminary Assumed IPO Price assumes the conversion of all of the LLC’s convertible preferred units in connection with the Reorganization prior to the completion of its IPO into common stock. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred units results in a higher valuation of the LLC’s common units.

The following table summarizes the evolution in Fair Value, under each scenario separately as well as when probability weighted:

	IPO Scenario		Sale Scenario
Valuation Date	Probability Weighting	Fair Value	Probability Weighting	Fair Value	Indicated Fair Value per Unit of Common Units
September 15, 2020	10.0%	$1.45	90.0%	$0.52	$0.61
October 30, 2020	50.0%	$1.85	50.0%	$0.48	$1.16
December 16, 2020	75.0%	$2.25	25.0%	$0.16	$1.72

•

The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Corporation’s common shares has been created, and, therefore, excludes any discounts for present value or lack of marketability of the LLC’s common units. As described above, the IPO prices were discounted to present value and a DLOM was applied in the third-party valuation reports as of March 2020, September 2020, October 2020 (retrospectively) and December 2020.

•

In the public markets, the LLC believes there are investors who may apply more qualitative and subjective valuation criteria to certain of its clinical assets than the valuation methods applied in the LLC’s valuations, although there can be no assurance that this will in fact be the case. As a private company, the LLC used a more quantitative methodology to determine the fair value of its common stock and this methodology differs from the methodology used to determine the Preliminary Price Range. The Preliminary Price Range was not derived using a formal determination of fair value, but rather was determined by the estimated price range that we expect will be determined by the LLC in consultation with the Underwriters.

CONFIDENTIAL TREATMENT REQUESTED

BY CULLINAN ONCOLOGY, LLC

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The proceeds of a successful IPO would substantially strengthen the LLC’s balance sheet by increasing its cash resources. In addition, the completion of the IPO would provide the LLC with ready access to the public company equity and debt markets.

•	The LLC closed the Series C Financing on December 16, 2020 for gross proceeds of $131.2 million.

•

Since November 2, 2020, the LLC has taken several steps towards the completion of an IPO, including completing its Series C Financing, holding 35 “testing-the-waters” meetings to date, at which the LLC received positive feedback from potential investors, responding to initial SEC comments on December 9 with a confidential amendment, and publicly filing the Registration Statement with the Commission on December 18, 2020. Each of these steps has increased the probability that the LLC will complete an IPO.

•

Since March 23, 2020, the date that equity markets reached a low following the outbreak of the COVID19 pandemic, a significant improvement in the share prices of comparable biotechnology companies, shown in the following table:

Company	As of March 23 or IPO price	Current Price	% Change
Relay Therapeutics	$20.00	$50.06	150%
Prelude Therapeutics	$18.00	$62.14	245%
Revolution Medicines	$17.00	$41.98	147%
Zentalis	$18.00	$52.00	189%
Repare Therapeutics	$20.00	$36.37	82%
Trillium Therapeutics	$3.41	$12.14	256%
Syndax	$9.11	$24.31	167%
BlackDiamond Therapeutics	$24.01	$34.92	45%
iTeos Therapeutics	$19.00	$28.55	50%
Compugen	$6.25	$12.44	99%
Oncorus	$15.00	$26.00	73%

Median			147%

Note: IPO prices are used for companies that went public after March 23, 2020.

The LLC respectfully submits that the deemed per unit fair values used as the basis for determining equity-based compensation expense in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement. The LLC also refers you to the discussion of its general approach of determining fair value of equity awards set forth in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Equity-Based Compensation Expense” for additional background regarding its equity grant valuation methodologies to date.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The LLC believes that the return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence

CONFIDENTIAL TREATMENT REQUESTED

BY CULLINAN ONCOLOGY, LLC

the potential valuation of the LLC that may, if disseminated, negatively impact the trading in the common stock of the Corporation following the IPO. The LLC advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the LLC, in care of the undersigned, a responsible representative of the LLC, at 100 Northern Avenue, Boston, Massachusetts 02210.

* * * * *

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (617) 570-1329 or Danielle Lauzon at (617) 570-1955.

Sincerely,

/s/ Gabriela Morales-Rivera

Gabriela Morales-Rivera, Esq.

cc:    Owen Hughes, Cullinan Oncology, LLC

Jeffrey Trigilio, Cullinan Oncology, LLC

Mitchell Bloom, Goodwin Procter LLP

Danielle Lauzon, Goodwin Procter LLP